Exhibit 21.1 — Subsidiaries of Diamond Hill Investment Group, Inc.
December 31, 2011

Subsidiary company and place of incorporation	Ownership
Diamond Hill Capital Management, Inc. (Ohio)	100%
Diamond Hill GP (Cayman) Ltd.	100%
Beacon Hill Fund Services, Inc. (Ohio)	100%
BHIL Distributors, Inc. (Ohio)	100%